Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on July 21, 2010. Common/Preferred shareholders voted as indicated below:

	Affirmative	Withheld Authority
Election of James A. Jacobson* - Class II to serve until 2011	10,563	102
Re-election of Hans W. Kertess - Class I to serve until 2013	64,989,435	2,087,322
Re-election of William B. Ogden, IV – Class I to serve until 2013	64,896,519	2,180,238
Election of Alan Rappaport* - Class I to serve until 2013	10,563	102

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and John C. Maney† continued to serve as Trustees of Convertible & Income Fund.
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*Preferred Shares Trustee
†Interested Trustee